

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2021

Mark W. Smith
Chief Financial Officer
Helmerich & Payne, Inc.
1437 South Boulder Avenue, Suite 1400
Tulsa , Oklahoma 74119

> **Re: Helmerich & Payne, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 20, 2020**
> **File No. 001-04221**

Dear Mr. Smith:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

> Sincerely,
>
> Division of Corporation Finance
> Office of Energy & Transportation

cc: Will Gault